Exhibit 99.1

Zepp Health Corporation Reports Fourth Quarter and Full Year 2025 Unaudited Financial Results

MILPITAS, Calif., March 15th 2026 /PRNewswire/ -- Zepp Health Corporation (“Zepp” or the “Company”) (NYSE: ZEPP) today announced its unaudited financial results for the fourth quarter and full year of 2025.

Fourth Quarter 2025 Financial and Operating Highlights:

●	Revenue reached US$85.2 million, representing 43.0% year-over-year growth, meeting the upper end of our guidance range.
●	Gross margin achieved a company-record level of 40.4%, an impressive expansion of 3.6 percentage points and 2.2 percentage points compared with same period of 2024 and third quarter of 2025. The strong gross margin, driven by our product mix, more than offset the headwinds from foreign currency fluctuations, memory chip cost increases and tariffs amid macroeconomic uncertainties. GAAP and adjusted net loss[1] was US$11.0 million and US$6.4 million, narrowing by 70.2% and 71.6% compared with the fourth quarter of 2024.
●	As of December 31, 2025, cash and cash equivalents and restricted cash was US$112.9 million, compared with US$102.6 million of cash balance as of September 30, 2025 and US$110.7 million as of December 31, 2024. The cash balance increase was driven primarily by strong operating performance and tight working capital management.
●	Despite strategic risk purchases of key components for the future, our inventory balance decreased to US$72.8 million compared with US$87.7 million as of September 30, 2025. This reflects ongoing improvements in inventory management.

●	For the first quarter of 2026, management currently expects net revenues to be between US$50.0 million and US$55.0 million, which would represent a year-over-year increase of approximately 30% to 43%.

●	New product debut:
-	Amazfit Active Max: Positioned as a premium all-round smartwatch, it delivers long battery life, large display, and advanced health and fitness tracking for daily and structured training use.
-	Amazfit T-Rex Ultra 2: As an ultra-rugged outdoor flagship watch, it features military-grade durability, professional positioning, and robust performance for extreme outdoor environments.
-	Amazfit Active 3 Premium: Designed for new and entry-level runners, it offers structured guidance with built-in running workouts, Zepp Coach™ Training Plans, advanced running metrics, and long battery life to help users build strength, consistency, and confidence for long-term progress toward personal milestones.

1 Adjusted net income/(loss) attributable to Zepp Health Corporation represents net income/(loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investment, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, and (vi) tax effects of the above non-GAAP adjustments. See “Reconciliation of GAAP and non-GAAP results” at the end of this press release.

●	Further expansion of our Amazfit Athletes team: We are pleased to announce the expansion of HYROX athlete roster, including the return of Hunter McIntyre (USA) for another season. And welcome Amanal Petros, Germany’s fastest marathon runner and one of Europe’s leading long-distance athletes, as well as Josh Kerr, a two-time Olympic Medalist and World Champion middle-distance runner, to our growing athletes’ family.

Full Year 2025 Financial and Operating Highlights:

●	Revenue reached US$258.9 million, representing 41.8% year-over-year growth compared with US$182.6 million in the full year of 2024.
●	Gross margin in the full year 2025 was 38.3%. We remain on track with our margin-expansion strategy initiated in the second half of 2023 and expect the trend to continue into 2026 as we further optimize our product mix and supply chain efficiency. GAAP and adjusted net loss was US$40.1 million and US$31.5 million, compared with GAAP and adjusted net loss of US$75.7 million and US$56.7 million in 2024. GAAP and adjusted operating loss[2] as percentage of sales was 11.3% and 9.4% in 2025, representing significant improvement compared with 25.9% and 22.0% in 2024.
●	As of December 31, 2025, cash and cash equivalents and restricted cash was US$112.9 million, compared with US$110.7 million of cash balance as of December 31, 2024.

“2025 marked a pivotal year for Zepp Health as our branded products delivered over 50% year-over-year revenue growth and recorded margin expansion,” commented Wayne Huang, Founder, Chairman and CEO of Zepp Health.

“These results reflect the success of our multi-year transformation as we evolve from a volume-driven wearable brand into a premium-focused global brand built around Hybrid Training. Through our expanding product portfolio—from the $169 Active series to the $550 T-Rex Ultra flagship—together with growing pricing power and deeper engagement with performance communities such as HYROX, Amazfit is increasingly becoming part of how athletes train, compete, and share their performance.”

Mr. Leon Deng, Zepp’s Chief Financial Officer, added, “In the fourth quarter of 2025, we delivered robust revenue growth, with total revenue reaching US$85.2 million, a 43.0% increase compared to the fourth quarter of 2024. This performance was driven by strong sales of our Amazfit-branded products during the Black Friday and Christmas sales seasons. We are confident in our ability to maintain this growth momentum into 2026.

2 Adjusted operating income/(loss) represents operating income/(loss) excluding: (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. See “Reconciliation of GAAP and non-GAAP results” at the end of this press release.

Our gross margin for the fourth quarter reached a record high of 40.4%, a significant 3.6% improvement compared to the fourth quarter of 2024 and a 2.2% increase over the third quarter of 2025. This exceptional margin expansion was driven by a more favourable product mix and our ability to sustain pricing power during promotional periods. We remain on track with the margin enhancement efforts that began in late 2023, and we expect this trend to continue into the new year as we optimize our product mix and improve supply chain efficiencies.

Total GAAP operating expenses for the quarter amounted to US$38.3 million, while adjusted operating expenses3 were US$37.1 million, adjusted operating expenses as a percentage of sales improved by 5.7%, compared to the fourth quarter of 2024. Although we experienced an increase in operating expenses due to strategic investments in brand and marketing activities, the majority of this increase was attributable to US$5.2 million specially identified provisions for sales channel optimization and brand and intellectual property protection. We expect these costs to normalize in 2026.

Thanks to strong revenue growth, improved gross margins, and effective cost control, our adjusted operating loss for the fourth quarter was significantly reduced to US$2.7 million, compared with US$7.4 million in the fourth quarter of 2024.

As of December 31, 2025, we ended the quarter with US$112.9 million in cash and cash equivalents, compared with US$102.6 million as of September 30, 2025 and US$110.7 million as of December 31, 2024. The cash balance increase was driven primarily by strong operating performance and tight working capital management. Our inventory balance stood at US$72.8 million, a reduction from US$87.7 million as of September 30, 2025, reflecting our ongoing improvements in inventory management and preparation for upcoming product launches. Since the beginning of 2023, we have proactively reduced our short and long-term debt, lowering our total loan balance by US$58.2 million. We remain focused on optimizing our capital structure going forward. Moreover, our share repurchase program will proceed in 2026, underscoring our confidence in Zepp Health's long-term growth and our commitment to delivering shareholder value.

For the first quarter of 2026, we expect revenue in the range of US$50.0 million to US$55.0 million, representing an increase of 30% to 43% year-over-year. This forecast reflects our strong execution, resilient operations, and continued profitability improvement as we enter the next phase of Zepp Health's growth journey."

3 Adjusted operating expenses represent operating expenses excluding (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. Please refer to the section titled “Reconciliation of GAAP and non-GAAP results”

Fourth Quarter of 2025 Financial Results

Revenues

Revenues for the fourth quarter of 2025 reached US$85.2 million, an increase by 43.0% and 12.4% from the fourth quarter of 2024 and the third quarter of 2025, respectively. The year-over-year sales increase was driven by growth of all the product lines, including sports, balance and youth lines. The quarter-over-quarter sales growth was mainly driven by the Black Friday and Christmas sales season, as well as the new product launches.

Gross Margin

Gross margin in the fourth quarter of 2025 was 40.4%, compared to 36.8% in the fourth quarter of 2024. The company-record high gross margin was primarily driven by favourable product mix and higher portion of new product sales. The shift away from lower-margin legacy products toward newer, higher-value SKUs naturally elevated our margin profile. At the same time, we maintained price integrity even during highly promotional periods like Black Friday, further boosting margins. The strong gross margin, driven by our product mix, more than offset the headwinds from foreign exchange fluctuations, memory chip cost increases and tariffs amid macroeconomic uncertainties.

Research and Development Expenses

Research and development expenses in the fourth quarter of 2025 were US$11.0 million, which remained relatively stable compared with US$11.1 million and US$10.8 million in the same period of 2024 and third quarter of 2025.We continued to invest in a series of cutting-edge products as well as new technologies, including AI, to maintain our competitive edge against our peers. At the same time, we focused on refined research and development approaches, consistently evaluating resource efficiency to optimize return on investment and productivity.

Selling and Marketing Expenses

Selling and marketing expenses in the fourth quarter of 2025 were US$15.9 million, compared with US$13.3 million and US$12.0 million in the same period of 2024 and the third quarter of 2025. Out of the year over year increase of US$2.6 million, US$1.0 million is directly attributable to certain e-commerce platform charges, which was a kind of fixed-ratio sale channel charges, to drive revenue growth, the remaining US$1.6 million was primarily due to frontloaded investments in marketing and branding activities that fuelled the adoption of new products including Active Max and T-Rex 3 Pro. We continued to invest in selling and marketing activities and expand our Amazfit Athletes team to build brand recognition. At the same time, we consistently pushed on retail profitability and channel mix improvement, including through meticulous refinement of our retail channels and strategic staffing arrangements across sales regions.

General and Administrative Expenses

General and administrative expenses were US$11.4 million in the fourth quarter of 2025, compared with US$6.6 million and US$7.0 million in the same period of 2024 and the third quarter of 2025. The year over year increase is due to US$4.7 million specially identified provision as a result of the termination old business model and sales channel, and another US$0.5 million related to certain brand and IP protection activities. We continued to streamline overhead, maintaining disciplined cost control while improving operating efficiency.

Operating Expenses

Total operating expenses for the fourth quarter of 2025 were US$38.3 million, compared with US$30.9 million and US$29.8 million in the same period of 2024 and the third quarter of 2025. The increase is directly attributable to certain US$1.0 million e-commerce platform charges to drive revenue growth, and US$1.6 million frontloaded of some marketing and branding investments that fuelled the adoption of new products, as well as US$4.7 million specially identified provision for optimizing sales channels and business models, along with US$0.5 million expenditures for brand and intellectual property protections. We will maintain our cost-conscious approach and remain committed to investing in R&D and marketing activities to ensure our long-term competitiveness.

Operating Income/(Loss)

GAAP and adjusted operating results were loss of US$3.9 million and US$2.7 million, compared with loss of US$8.9 million and US$7.4 million in the fourth quarter of 2024. The operating losses included US$4.7 million specially identified provision for bad debt and business model optimization, and US$0.8 million patent fee and branding protection expenditure, both are occasionally not happening regularly.

Net Income/(Loss)

Net loss attributable to Zepp Health Corporation for the fourth quarter of 2025 was US$11.0 million, compared to net loss of US$36.9 million in the fourth quarter of 2024. The net loss for the fourth quarter of 2025 included operating loss of US$3.9 million, among which US$5.5 million was specially identified provisions for sales channel optimization and brand and intellectual property protection, as well as income tax impacts of US$2.1 million (primarily resulting from valuation allowance for deferred tax assets) and net investment results of US$3.5 million (including impairment loss from investments, loss from equity method investments, and loss from fair value change of long-term investment), both of which are non-cash in nature. Adjusted net loss attributable to Zepp Health Corporation was US$6.4 million, compared to adjusted net loss of US$22.5 million in the fourth quarter of 2024.

Liquidity and Capital Resources

As of December 31, 2025, the Company had cash balance (including restricted cash) increased sequentially, and end of balance as of US$112.9 million, compared with US$102.6 million of cash balance as of September 30, 2025. This cash position provides ample runway for the Company to invest and seize potential market opportunities.

The Company recorded inventory of US$72.8 million as of December 31, 2025, which was lower than US$87.7 million as of September 30, 2025. We will continue to manage the inventory level tightly. The Company improved its management of accounts receivable collections and accounts payable payment terms. The Company will continue to manage working capital closely.

Long-term and short-term debt levels increased as of December 31, 2025 compared with September 30, 2025 due to timing differences. We manage the overall debt levels to remain stable and optimize debt structure, capitalizing on favourable rates to minimize interest payments. We will take on some debt depends on one quarter and retire some in the other. Since the beginning of 2023, the Company has cumulatively retired US$58.2 million of debt, and will continue to optimize the capital structure for the Company.

Share Repurchase Program Update

The Company announced in its third quarter 2021 earnings release that the board had authorized a share repurchase program of up to US$20 million through November 2022. On November 21, 2022, the board authorized a 12-month extension of the Company’s share repurchase program. On November 20, 2023, the board further authorized the Company to extend its share repurchase program for another 12 months. On November 18, 2024, the board further authorized the Company to extend its share repurchase program for another 24 months. Pursuant to the extended share repurchase program, the Company may repurchase its shares in the form of ADSs and/or ordinary shares through November 2026 with an aggregate value equal to the remaining balance under the share repurchase program. As of December 31, 2025, the Company had used US$16.2 million to repurchase approximately 2.2 million ADSs. The Company expects to fund the repurchases under the extended share repurchase program out of its existing cash balance.

Full Year 2025

Revenues

Total revenues of 2025 reached US$258.9 million, an increase of 41.8% from the full year of 2024. In 2025, Amazfit-branded products accounted for 100% of our total revenues, compared with 94.0% in 2024. Sales of our Amazfit-branded product increased by 50.9% as compared with 2024. The year over year sales increase was driven by growth of all the product lines, including sports, balance and youth lines.

Gross Margin

Gross margin in the full year 2025 was 38.3%, compared with 38.5% in the full year of 2024. We remain on track with our margin-expansion strategy initiated in the second half of 2023 and expect the trend to continue into 2026 as we further optimize our product mix and supply chain efficiency.

Research and Development Expenses

Research and development expenses for the full year 2025 were US$45.3 million, decreased by 1.8% compared to full year of 2024. We continued to invest in a series of cutting-edge products set to launch as well as new technologies, including AI, to maintain our competitive edge against our peers. At the same time, we focused on refined research and development approaches, consistently evaluating resource efficiency to optimize return on investment and productivity.

Selling and Marketing Expenses

Selling and marketing expenses for the full year 2025 were US$53.8 million, an increase of 15.8% year-over-year. Out of the year over year increase of US$7.4 million, US$2.6 million is directly attributable to certain e-commerce platform charges to drive revenue growth, the remaining US$4.8 million was primarily due to frontloaded some investments in marketing and branding activities that fuelled the adoption of new products. At the same time, we consistently pushed on retail profitability and channel mix improvement, which included meticulous refinement of our retail channels and strategic staffing arrangements across sales regions. We are committed to investing efficiently in marketing and branding to ensure our sustainable growth.

General and Administrative Expenses

General and administrative expenses were US$29.3 million in the full year 2025, an increase from US$24.9 million in the full year of 2024. The year over year increase is due to US$5.7 million specially identified provision as a result of the termination old business model and sales channel and US$1.2 million expense related to certain brand and IP protection activities. Excluding those, general and administrative expenses decreased compared with full year of 2024. We continued to streamline overhead, maintaining disciplined cost control while improving operating efficiency.

Operating Expenses

Total operating expenses for the full year 2025 were US$128.4 million, an increase of 9.3% year-over-year. Adjusted operating expenses, were US$123.6 million, compared with US$110.4 million for the full year 2024. The increase is directly attributable to certain e-commerce platform charges to drive revenue growth, and frontloading of some marketing and branding investments that fuelled the adoption of new products, as well as certain specially identified provisions. The aggregate impact associated with those items is US$14.3 million. We will maintain our cost-conscious approach and remain committed to investing in R&D and marketing activities to ensure our long-term competitiveness.

Net Income/(Loss)

Net loss attributable to Zepp Health Corporation for the full year of 2025 was US$40.1 million, compared with US$75.7 million in net loss in 2024. The net loss for the full year of 2025 included operating loss of US$29.2 million, among which US$7.2 million was specially identified provisions for sales channel optimization and brand and intellectual property protection, as well as income tax impacts of US$2.5 million (primarily resulting from valuation allowance for deferred tax assets) and net investment results of US$4.2 million (including impairment loss from investments, loss from equity method investments, and gain from fair value change of long-term investment), both of which are non-cash in nature. Adjusted net loss attributable to Zepp Health Corporation was US$31.5 million, compared to adjusted net loss of US$56.7 million in the fourth quarter of 2024.

Outlook

The first quarter is typically a seasonally low quarter for our industry. For the first quarter of 2026, the Company’s management currently expects net revenues to be between US$50.0 million and US$55.0 million, which would represent an increase of approximately 30% to 43% from US$38.5 million in the first quarter of 2025.

This outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market, operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management team will hold a conference call at 9:30 p.m. Eastern Time on Sunday, March 15, 2026 to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “Zepp Health Corporation”.

Additionally, a live and archived webcast of the conference call will be available at http://ir.zepp.com.

A telephone replay will be available one hour after the call until March 22, 2026 by dialing:

US Toll Free:	+1-855-669-9658
International:	+1-412-317-0088
Replay Passcode:	8917498

About Zepp Health Corporation

Zepp Health Corporation (NYSE: ZEPP) is a global smart wearable and health technology leader, empowering users to live their healthiest lives by optimizing their health, fitness, and wellness journeys through its leading consumer brands, Amazfit, Zepp Clarity and Zepp Aura. Powered by its proprietary Zepp Digital Management Platform, which includes the Zepp OS, AI chips, biometric sensors and data algorithms, Zepp delivers cloud-based 24/7 actionable insights and guidance to help users attain their wellness goals. To date, Zepp has shipped over 200 million units, and its products are available in more than 90 countries and regions. Founded in 2013 as Huami Corp., the Company changed its name to Zepp Health Corporation in February 2021 to emphasize its health focus with a name that resonates across languages and cultures globally. Zepp has team members and offices across globe, especially in Europe and USA regions.

Use of Non-GAAP Measures

We use adjusted net income/(loss), a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted operating expenses represent operating expenses excluding (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. Adjusted operating income/(loss) represents operating income/(loss) excluding: (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. Adjusted EBIT represents net income/(loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investments, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, (vi) income tax (benefit)/expense, and (vii) interest income and interest expense. Adjusted net income/(loss) attributable to Zepp Health Corporation is a non-GAAP measure, which excludes (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investments, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, and (vi) tax effects of the above non-GAAP adjustments, and is used as the numerator in computation of adjusted net income/(loss) per share and per ADS attributable to Zepp Health Corporation.

We believe that adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income/(loss) and net income/(loss) attributable to Zepp Health Corporation. We believe adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation, should not be considered in isolation or construed as an alternative to net income/(loss), basic and diluted net income/(loss) per share and per ADS attributable to Zepp Health Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBIT and adjusted net income/(loss) attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the recognition of the Company’s Amazfit-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions around the globe. Further information regarding these and other risks is included in the Company’s filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zepp Health Corporation

Grace Yujia Zhang

Email: ir@zepp.com

Piacente Financial Communications

Tel: +86-10-6508-0677

Email: zepp@tpg-ir.com

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2024	2025
	US$	US$
Assets
Current assets:
Cash and cash equivalents	91,069	57,046
Restricted cash	19,666	55,887
Accounts receivable, net	62,965	66,908
Amounts due from related parties	2,663	6,665
Inventories, net	56,789	72,756
Short-term investments	997	-
Prepaid expenses and other current assets	17,415	34,263
Total current assets	251,564	293,525

Property, plant and equipment, net	6,898	5,662
Intangible asset, net	7,091	13,611
Goodwill	9,581	9,581
Long-term investments	225,910	220,047
Deferred tax assets	17,465	15,743
Amount due from related parties, non-current	2,019	991
Other non-current assets	4,607	3,718
Operating lease right-of-use assets	3,458	1,958
Total assets	528,593	564,836

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - CONTINUED

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2024	2025
	US$	US$
Liabilities
Current liabilities:
Accounts payable	51,077	80,768
Advance from customers	197	76
Amount due to related parties	2,477	654
Accrued expenses and other current liabilities	37,576	37,527
Income tax payables	508	366
Notes payable	61,679	111,725
Short-term bank borrowings	41,853	55,728
Total current liabilities	195,367	286,844
Deferred tax liabilities	3,117	2,673
Long-term borrowings	75,241	59,475
Other non-current liabilities	133	209
Non-current operating lease liabilities	2,007	1,102
Total liabilities	275,865	350,303

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - CONTINUED

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2024	2025
	US$	US$
Equity
Ordinary shares	26	26
Additional paid-in capital	278,116	281,990
Treasury stock	(14,993)	(16,153)
Accumulated retained earnings/(loss)	28,618	(11,450)
Accumulated other comprehensive loss	(40,178)	(39,880)
Total Zepp Health Corporation shareholders’ equity	251,589	214,533
Noncontrolling interest	1,139	-
Total equity	252,728	214,533
Total liabilities and equity	528,593	564,836

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended December 31,
	2024	2025
	US$	US$
Revenues	59,542	85,165
Cost of revenues	(37,613)	(50,750)
Gross profit	21,929	34,415
Operating expenses:
Selling and marketing	(13,251)	(15,929)
General and administrative	(6,555)	(11,375)
Research and development	(11,061)	(10,982)
Total operating expenses	(30,867)	(38,286)
Operating loss	(8,938)	(3,871)

Other income and expenses:
Interest income	771	322
Interest expense	(1,447)	(1,616)
Gain/(Loss) from fair value change of long-term investments	33	(358)
Impairment loss from investments	(10,129)	(2,194)
Other expense, net	(767)	(222)
Loss before income tax and loss from equity method investments	(20,477)	(7,939)
Income tax expenses	(13,574)	(2,068)
Loss before loss from equity method investments	(34,051)	(10,007)
Net loss from equity method investments	(2,850)	(964)
Net loss	(36,901)	(10,971)
Less: Net loss attributable to noncontrolling interest	(25)	-
Net loss attributable to Zepp Health Corporation	(36,876)	(10,971)

Basic and diluted net loss per share attributable to Zepp Health Corporation	(0.14)	(0.04)

Basic and diluted net loss per ADS (16 ordinary shares equal to 1 ADS)	(2.29)	(0.69)

Weighted average number of shares used in computing basic and diluted net loss per share	257,216,039	254,033,558

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended December 31,
	2024	2025
	US$	US$
Total operating expenses	(30,867)	(38,286)
Share-based compensation expenses	951	656
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	567	483
Total adjusted operating expenses	(29,349)	(37,147)

Operating loss	(8,938)	(3,871)
Share-based compensation expenses	951	656
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	567	483
Adjusted operating loss	(7,420)	(2,732)

Net loss	(36,901)	(10,971)
Share-based compensation expenses	951	656
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	567	483
Interest income	(771)	(322)
Interest expense	1,447	1,616
(Gain)/Loss from fair value change of long-term investments	(33)	358
Impairment loss from investments	10,129	2,194
Income tax expenses	13,574	2,068
Loss from equity method investments	2,850	964
Adjusted EBIT[4]	(8,187)	(2,954)

Net loss attributable to Zepp Health Corporation	(36,876)	(10,971)
Share-based compensation expenses	951	656
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	567	483
Gain from fair value change of long-term investments	(33)	358
Impairment loss from investments	10,129	2,194
Tax effects on non-GAAP adjustments	(91)	(82)
Loss from equity method investments	2,850	964
Adjusted net loss attributable to Zepp Health Corporation	(22,503)	(6,398)

Adjusted basic and diluted net loss per share attributable to Zepp Health Corporation[5]	(0.09)	(0.03)

Adjusted basic and diluted net loss per ADS (16 ordinary shares equal to 1 ADS)	(1.40)	(0.40)

Weighted average number of shares used in computing adjusted basic and diluted net loss per share	257,216,039	254,033,558

Share-based compensation expenses included are follows:
Selling and marketing	94	356
General and administrative	433	28
Research and development	424	272
Total	951	656

4 Adjusted EBIT is a non-GAAP financial measure, which is defined as net loss, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investments, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, (vi) income tax (benefit)/ expense, and (vii) interest income and interest expense.

5 Adjusted diluted net income/(loss) is the abbreviation of adjusted net (loss)/income attributable to Zepp Health Corporation, which is a non-GAAP measure and excludes (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investments, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments and (vi) tax effects of the above non-GAAP adjustments, and is used as the numerator in computation of adjusted basic and diluted net loss per ADS attributable to Zepp Health Corporation.

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	Years Ended December 31,
	2024	2025
	US$	US$
Revenues	182,603	258,897
Cost of revenues	(112,369)	(159,707)
Gross profit	70,234	99,190
Operating expenses:
Selling and marketing	(46,471)	(53,829)
General and administrative	(24,854)	(29,273)
Research and development	(46,159)	(45,318)
Total operating expenses	(117,484)	(128,420)
Operating loss	(47,250)	(29,230)

Other income and expenses:
Interest income	3,672	1,526
Interest expense	(5,552)	(5,697)
Gain from fair value change of long-term investments	2,011	76
Impairment loss from investments	(10,129)	(2,194)
Other(expense) /income, net	(656)	56
Loss before income tax and loss from equity method investments	(57,904)	(35,463)
Income tax expenses	(13,693)	(2,537)
Loss before loss from equity method investments	(71,597)	(38,000)
Net loss from equity method investments	(4,211)	(2,068)
Net loss	(75,808)	(40,068)
Less: Net loss attributable to noncontrolling interest	(75)	-
Net loss attributable to Zepp Health Corporation	(75,733)	(40,068)

Basic and diluted net loss per share attributable to Zepp Health Corporation	(0.29)	(0.16)

Basic and diluted net loss per ADS (16 ordinary shares equal to 1 ADS)	(4.68)	(2.52)

Weighted average number of shares used in computing basic and diluted net loss per share	258,876,120	254,431,492

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	Years Ended December 31,
	2024	2025
	US$	US$
Total operating expenses	(117,484)	(128,420)
Share-based compensation expenses	4,778	2,492
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	2,267	2,310
Total adjusted operating expenses	(110,439)	(123,618)

Operating loss	(47,250)	(29,230)
Share-based compensation expenses	4,778	2,492
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	2,267	2,310
Adjusted operating loss	(40,205)	(24,428)

Net loss	(75,808)	(40,068)
Share-based compensation expenses	4,778	2,492
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	2,267	2,310
Interest income	(3,672)	(1,526)
Interest expense	5,552	5,697
Gain from fair value change of long-term investments	(2,011)	(76)
Impairment loss from investments	10,129	2,194
Income tax expenses	13,693	2,537
Loss from equity method investments	4,211	2,068
Adjusted EBIT	(40,861)	(24,372)

Net loss attributable to Zepp Health Corporation	(75,733)	(40,068)
Share-based compensation expenses	4,778	2,492
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	2,267	2,310
Gain from fair value change of long-term investments	(2,011)	(76)
Impairment loss from investments	10,129	2,194
Tax effects on non-GAAP adjustments	(365)	(383)
Loss from equity method investments	4,211	2,068
Adjusted net loss attributable to Zepp Health Corporation	(56,724)	(31,463)

Adjusted basic and diluted net loss per share attributable to Zepp Health Corporation	(0.22)	(0.12)

Adjusted basic and diluted net loss per ADS (16 ordinary shares equal to 1 ADS)	(3.51)	(1.97)

Weighted average number of shares used in computing adjusted basic and diluted net loss per share	258,876,120	254,431,492

Share-based compensation expenses included are follows:
Selling and marketing	462	487
General and administrative	2,245	1,132
Research and development	2,071	873
Total	4,778	2,492